Mail Stop 6010

November 5, 2007

Donald G. Drapkin
Chairman of the Board, Chief Executive Officer and President
Sapphire Industrials Corp.
30 Rockefeller Plaza, 62nd Floor
New York, New York 10020

> **Re: Sapphire Industrials Corp.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2007**
> **File No. 333-146620**

Dear Mr. Drapkin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please file as exhibits all agreements with Lazard and your officers and directors, including the agreements underlying the following transactions:

- The October 2, 2007 sale of founder units;
- Lazard's commitment to purchase 10,000,000 warrants simultaneously with this offering;
- Lazard's agreement to place limit orders for up to $40,000,000 in common stock; and
- The administrative services Lazard will provide for $15,000 per month.

Prospectus Cover Page

3. Please revise your cover page so as not to exceed one page.

4. We note that Lazard "will enter into an agreement with Citigroup Global Markets Inc." to place limit orders. Please disclose when it will enter into this agreement.

5. We note your statement that you have asked the underwriter to reserve 5,000,000 units in this offering for sale to Lazard and that subject to certain exceptions Lazard has agreed that such units will not be sold or transferred by it until 180 days after the consummation of a business transaction. In an appropriate location in your document, please explain the circumstances under which Lazard agreed not to transfer the units. Has Lazard agreed to purchase the units in the offering? Additionally, explain the exceptions under which Lazard would be permitted to see the units prior to the expiration of 180 days after the consummation of a business combination.

Summary

6. Please delete the statements regarding Lazard's revenues and the number of managing directors, limited managing directors, and business segment professionals Lazard has from your summary and the rest of the document. This information is not relevant to the registrant.

7. Please move the information about the number of M&A transactions Lazard was involved in last year and the first six months of this year and the business experience of Mr. Drapkin to the discussion of the Proposed Business.

Conflicts of Interest, page 11

8. Please clarify how Lazard's merchant banking business in France could present a conflict of interests.

Stockholders must approve initial business combination, page 17

9. We note that for a proposed business combination to go forward, less than 30% of the public shares can be converted. Please state whether this 30% threshold can be lowered in any circumstances. If your certificate of incorporation prohibits modifications to this threshold and if you view this threshold as an obligation to your stockholders, disclose that fact. If the threshold can be lowered, please include a risk factor addressing this issue.

Risk Factors, page 23

10. Please include a risk factor describing the differences between the warrants that investors will obtain and the insider warrants.

If we are forced to liquidate before a business combination and distribute . . . , page 24

11. We note that a liquidation distribution "may" be less than $10.00 per share "because of the expenses of this offering, our general and administrative expenses and the anticipated costs of seeking a business combination."

- Please be more specific. Provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.
- Also, state the amount of offering expenses and underwriting fees that will immediately be deducted from the gross proceeds, and state that due to these amounts, a liquidation distribution "will" be no more than $9.85 per share unless interest or other gains in the trust fund make up the difference.

We may proceed with a business combination even in public stockholders . . . , page 24

12. The second paragraph of this risk factor addresses issues related to financing, which is a distinct risk from the first paragraph. Please put the second paragraph in a separate risk factor with its own heading.

If the net proceeds of this offering not being held in trust . . . , page 25

13. Please state the sources of funds you will have available for operations during the 24-month period. Also state the amounts or limits of these funds to the extent these figures are known, including the $6,000,000 limit on interest that is mentioned on page 13.

14. Does the company anticipate, due to the limited funds available during the 24-month period, entering into agreements with consultants and/or financial advisers that will make all or part of the consultants'/advisers' right to payment contingent

Donald G. Drapkin
Sapphire Industrials Corp.
November 5, 2007
Page 4

on the consummation of a business combination? If so, please include a risk factor stating that the consultants and advisers who provide advice to the company will have an interest in a business combination occurring.

A decline in interest rates applicable to amounts included . . . , page 25

15. Please identify the types of investments the trust will hold and their current interest rates. We note from page 66 that it will hold government securities.

If third parties bring claims against us, the proceeds held in trust . . . , page 25

16. Please file as an exhibit the agreement in which Lazard "has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of [third parties]." Ensure that the risk factor clearly discloses any limitations on Lazard's indemnification obligation or any types of claims that it would not be required to indemnify.

17. We note that you believe Lazard "is capable of funding a shortfall in [your] trust account to satisfy its foreseeable indemnification obligations," but this "belief is based on [your] expectation that their indemnification obligations will be minimal." Please specify an approximate dollar amount rather than using the word "minimal."

Our stockholders may be held liable for claims by third parties . . . , page 26

18. Please expand the risk factor heading to state, as noted on page 63, that stockholders' liability to third parties could extend indefinitely because the company does not intend to comply with the liquidation procedures set forth in section 280 of the Delaware General Corporation Law.

19. We note from page 62 that unless a business combination is effected, "stockholders will be entitled to receive funds from the trust account only in the event of the expiration of [your] corporate existence and [your] liquidation." Please disclose this information in the risk factor, and state that there could be time delays in distributing the trust funds.

An effective registration statement may not be in place . . . , page 27

20. Please discuss the difficulties that may prevent you from maintaining a current prospectus.

An investor will only be able to exercise a warrant . . . , page 27

21. As currently worded, this risk factor is very similar to "An effective registration statement may not be in place . . . ," which precedes it. Please either combine the two risk factors and eliminate repetitive text or revise the risk factors so it is clear that they are addressing distinct risks.

If we seek to effect a business combination with an entity that is directly …, page 28

22. Please revise to describe your management team's current affiliations which could lead to conflicts.

Our ability to successfully effect a business combination . . . , page 30

23. Please state, either in this risk factor or in "Our other officers, if any, and directors will allocate their time . . ." on page 31, approximately how many hours Mr. Drapkin typically devotes to your company each week, and identify his other business activities.

Lazard or other entities with overlapping ownership or management . . . , page 31

24. We note that your "independent directors may have pre-existing duties or obligations that prevent them from presenting otherwise suitable target businesses to [you]." Please elaborate by discussing the pre-existing duties and obligations of each of your independent directors.

Our other officers, if any, and directors will allocate their time . . . , page 31

25. Please identify your "other officers." Also, describe all of the other business activities in which they are engaged, and state approximately how many hours per week they are currently devoting to your company.

The American Stock Exchange may delist our securities . . . , page 32

26. We note you cannot ensure investors that your securities will continue to be listed prior to a business combination. We further note it is likely that you will need to file a new initial listing application in connection with a business combination, and you might not meet the initial listing requirements at that time. Please identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

We may only be able to complete one business combination . . . , page 32

    27. Please disclose the risks relating to simultaneously acquiring several businesses as a separate risk factor.

Lazard holds a substantial interest in us and thus may influence . . . , page 34

    28. Please provide an analysis under state law explaining how it will be permissible not to hold an annual meeting to elect directors prior to the consummation of a business combination, which could be up to 24 months after the offering.

Lazard and our directors paid an aggregate of $143,750 . . . , page 35

    29. Please revise this risk factor to explain that investors who purchase shares will:

- Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
- Contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Our outstanding warrants may have an adverse effect . . . , page 35

    30. Please state in this risk factor when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of the business combination and one year from the prospectus date.

Dividend Policy, page 45

    31. Please include a new risk factor stating that you do not intend to pay dividends, so any gains on an investment will need to come through appreciation of the value of the stock, warrants, and/or units.

Competition, page 63

    32. Please revise to clarify that Lazard Investments Holdings LLC and clients of Lazard are competitors.

Management, page 70

    33. Please tell us whether any of the officers or directors have been in the past, or currently are, associated with other special purpose acquisition companies. If they have been, please disclose the names of the other SPACs, a brief description of any acquisitions made by the other SPACs, the current trading markets of the

post-combination entities, and the benefits received by the officer/director from association with these other SPACs.

34. Please describe R. Ian Molson's business experience during the past five years, including the dates he held his positions. Also, we note that he serves on the boards "of a number of private equity, investment and other companies." Please confirm that all public companies upon whose boards Mr. Molson serves are identified. See Item 401(e)(2) of Regulation S-K.

Audited Financial Statements – Period Ended October 2, 2007, page F-1

Notes To Financial Statements, page F-7

6. Equity Securities, page F-9

Founders Units, page F-9

35. Please expand your disclosure to provide your analysis, citing specific authoritative guidance and reference to the features of your Registration Rights and Warrant Agreements, demonstrating why you do not account for the warrants issued as a liability similar for derivative instruments within the scope of SFAS No. 133 and EITF 00-19. It would appear that you must maintain the effectiveness of the registration statement while the warrants are outstanding. Refer to paragraph 25 of EIFT 00-19.

Item 16. Exhibits and Financial Statement Schedules, page II-4

36. We note that some exhibits are not yet filed. Please be aware that we will need time to review them once they are filed, and we may have comments. All comments will need to be resolved prior to effectiveness.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Gregg A. Noel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036